# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: JACK IN THE BOX INC, CIK 0000807882
CUSIP: 466367109
Title of class of securities: Common stock
Address of issuer's principal executive offices: 9357 SPECTRUM CENTER BLVD., SAN DIEGO, California (CA), 92123
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001741675

## Reporting persons
- Callodine Capital Management, LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,619,932; sole dispositive power 0; shared dispositive power 1,619,932; aggregate amount beneficially owned 1,619,932 (8.58% of the class)
- James S. Morrow: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,619,932; sole dispositive power 0; shared dispositive power 1,619,932; aggregate amount beneficially owned 1,619,932 (8.58% of the class)

## Item 1. Issuer
Name of issuer: JACK IN THE BOX INC
Address of issuer's principal executive offices: 9357 SPECTRUM CENTER BLVD., SAN DIEGO, California, 92123

## Item 2. Person Filing
Name of person filing:
Callodine Capital Management, LP
James S. Morrow

Shares reported herein for Callodine Capital Management, LP ("Callodine") represent shares held for the benefit of investment advisory clients of Callodine. Shares reported herein for Mr. Morrow represent the above referenced shares reported for Callodine. Mr. Morrow is the managing member of the general partner of Callodine. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.
Address of principal business office or, if none, residence:
Callodine Capital Management, LP
James S. Morrow
c/o Callodine Capital Management, LP
Two International Place, Suite 1830
Boston, MA 02110
Citizenship:
Callodine Capital Management, LP - Delaware

James S. Morrow - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 1,619,932
Percent of class: 8.58
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,619,932
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
1,619,932

The percentages reported herein with respect to the Reporting Persons' holdings are calculated based upon a statement in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended on April 13, 2025, as filed with the Securities and Exchange Commission on May 14, 2025, that there were shares of 18,879,446 Common Stock of the Issuer outstanding as of May 7, 2025.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 - Joint Filing Statement

## Signatures
- Callodine Capital Management, LP: By: Callodine Capital Management, LLC, Its General Partner, By: James S. Morrow, Managing Member, /s/ James S. Morrow, Managing Member (08/14/2025)
- James S. Morrow: /s/ James S. Morrow, James S. Morrow (08/14/2025)